

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. John L. Shroyer
Chief Financial Officer
Alliant TechSystems Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55334-3720

      Re: Alliant TechSystems Inc.
             Form 10-K for the Year Ended March 31, 2010
             File No. 001-10582

Dear Shroyer:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                      Sincerely,

                      David R. Humphrey
                      Branch Chief